VALIANT TRUST
Canadian Western Bank Group

CONFIRMATION OF MAILING

September 4, 2014

To: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission
Yukon Securities Commission
Nunavut Securities Commission
TSX-Venture Exchange

Dear Sirs:

Re: Levon Resources Ltd. ("Corporation")

We confirm that the following materials were sent by pre-paid mail on August 22, 2014, to the registered holders of common shares of the Corporation.

1. Notice of Annual General and Special Meeting / Management Proxy and Information Circular
2. Form of Proxy
3. Mail List Card
4. Proxy Return Envelope

We further confirm that copies of the items 1 through 3 were sent by courier on August 21, 2014, to those intermediaries holding common shares of the Corporation who responded directly to Valiant Trust Company with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

Page 2 – Confirmation of Mailing

In addition, in accordance with securities regulations, a copy of item 1 was sent to the Non Registered shareholders of the corporation, who completed and returned a mail list card requesting receipt of the Annual Financial Statements.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

"Tyler Mah"

Tyler Mah
Assistant Account Manager, Client Services
VALIANT TRUST COMPANY